UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Parkway, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Titles of Class of Securities)

70156Q107

(CUSIP Number)

Michael LaGatta

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70156Q107	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,821,416 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 4,821,416 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,416 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 49,209,589 shares of common stock (“Common Stock”) of Parkway, Inc. (the “Issuer”) outstanding following the Spin-Off (as defined herein), as reported in the Issuer’s Information Statement attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2016.

CUSIP No. 70156Q107	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,821,416 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 4,821,416 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,416 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 49,209,589 shares of Common Stock outstanding following the Spin-Off, as reported in the Issuer’s Information Statement attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 28, 2016.

CUSIP No. 70156Q107	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,821,416 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 4,821,416 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,416 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 49,209,589 shares of Common Stock outstanding following the Spin-Off, as reported in the Issuer’s Information Statement attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 28, 2016.

CUSIP No. 70156Q107	SCHEDULE 13D	Page 5 of 13 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,821,416 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 4,821,416 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,416 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 49,209,589 shares of Common Stock outstanding following the Spin-Off, as reported in the Issuer’s Information Statement attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 28, 2016.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share, of Parkway, Inc. The principal executive offices of the Issuer are located at Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings, II, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Capital Advisors, LLC, a Delaware limited liability company, which is the sole member of TPG VI Management, LLC, a Delaware limited liability company (“TPG Management”), which directly holds 12,962 shares of Common Stock. Because of the relationship of Group Advisors to TPG Management, Group Advisors may be deemed to beneficially own the shares of Common Stock directly held by TPG Management.

Advisors VI is the general partner of TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG Pantera” and, together with TPG Management, the “TPG Funds”), which directly holds 4,808,454 shares of Common Stock. Because of the relationship of Advisors VI to TPG Pantera, Advisors VI may be deemed to beneficially own the shares of Common Stock directly held by TPG Pantera.

Messrs. Bonderman and Coulter are sole shareholders of each of Group Advisors and Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors and Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule II hereto.

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Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedules I and II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedules I or II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On October 6, 2016, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 28, 2016, by and among the Cousins Properties Incorporated (“Cousins”), Parkway Properties, Inc. (“Parkway Properties”), Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins (“Merger Sub”), Parkway Properties merged with and into the Merger Sub, with Merger Sub continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins (the “Merger”). At the effective time of the Merger, each share of common stock of Parkway Properties (the “Parkway Properties Shares”) was converted into the right to receive 1.63 newly issued shares of common stock of Cousins (the “Cousins Shares”). Therefore, pursuant to the Merger Agreement, the TPG Funds received in the aggregate, as merger consideration, 38,571,336 Cousins Shares (plus cash in lieu of fractional shares) in exchange for the 23,663,397 Parkway Properties Shares they held prior to the Merger.

On October 7, 2016, pursuant to the Merger Agreement, Cousins distributed pro rata (the “Spin-Off”) to holders of Cousins Shares and shares of limited voting preferred stock of Cousins all of the outstanding shares of Common Stock and shares of limited voting preferred stock of the Issuer, respectively. In the Spin-Off, Cousins distributed one share of Common Stock or one share of limited voting preferred stock of the Issuer for every eight Cousins Shares or shares of limited voting preferred stock of Cousins, respectively, held of record as of close of business on October 6, 2016. Pursuant to the Spin-Off, the TPG Funds received in the aggregate 4,821,416 shares of Common Stock (plus cash in lieu of fractional shares).

References to and the description of the Merger Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Stockholders Agreement

On October 7, 2016, the TPG Funds entered into a stockholders agreement with the Issuer (the “Stockholders Agreement”), in order to establish various arrangements and restrictions with respect to governance of the Issuer and certain rights with respect to shares of Common stock owned by the TPG Funds.

Pursuant to the terms of the Stockholders Agreement, TPG Pantera designated two of the seven initial members of the Issuer’s Board of Directors. For so long as TPG Pantera, together with its affiliates, beneficially owns at least 2.5% of the outstanding shares of Common Stock, TPG Pantera will have the right to designate a

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specified number of directors to the Issuer’s Board of Directors as follows: (i) three directors for ownership above 30%, (ii) two directors for ownership between 5% and 30% and (iii) one director for ownership between 2.5% and 5%. In addition, for so long as TPG Pantera, together with its affiliates, beneficially owns at least 2.5% of the outstanding shares of Common Stock, TPG Pantera will have the right to designate its board designees to the Issuer’s Investment Committee as follows: (i) two of its board designees for ownership of at least 5% and (ii) one of its board designees for ownership of between 2.5% and 5%. Further, for so long as TPG Pantera, together with its affiliates, beneficially owns at least 2.5% of the outstanding shares of Common Stock, TPG Pantera will have the right to have one of its board designees appointed to the Issuer’s Compensation Committee. Pursuant to the Stockholders Agreement, so long as TPG Pantera, together with its affiliates, beneficially owns 5% of the outstanding shares of Common Stock, TPG Pantera will have the right to consent to certain actions and will have a preemptive right to participate in future equity issuances of the Issuer. For so long as TPG Pantera’s designees are appointed to the Investment Committee or the Compensation Committee, each of these committees may only act by majority approval, and the rights and responsibilities of each committee will include certain enumerated matters. During such period, the Issuer’s Board of Directors may not approve such matters without the affirmative approval of the Investment Committee or the Compensation Committee, as applicable.

The Stockholders Agreement also provides the TPG Funds with certain customary registration rights.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I and II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Stockholders Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Stockholders Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 49,209,589 shares of Common Stock outstanding following the Spin-Off, as reported in the Issuer’s Information Statement attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 28, 2016. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 4,821,416 shares of Common Stock, which constitutes approximately 9.8% of the outstanding shares of Common Stock.

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(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Class A Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Agreement and Plan of Merger, dated as of April 28, 2016, by and among Parkway Properties, Inc., Parkway Properties, LP, Cousins Properties Incorporated and Clinic Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cousins Properties Incorporated filed with the Commission on April 29, 2016).
3.	Stockholders Agreement, dated as of October 7, 2016, by and among TPG VI Pantera Holdings, L.P., Parkway, Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Parkway, Inc. filed with the Commission on October 12, 2016).
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer

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SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Clive Bode	Vice President and Secretary
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer

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INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated as of April 28, 2016, by and among Parkway Properties, Inc., Parkway Properties, LP, Cousins Properties Incorporated and Clinic Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cousins Properties Incorporated filed with the Commission on April 29, 2016).
  Stockholders Agreement, dated as of October 7, 2016, by and among TPG VI Pantera Holdings, L.P., Parkway, Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Parkway, Inc. filed with the Commission on October 12, 2016).

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